July 23, 2025

VIA EDGAR CORRESPONDENCE

Mr. John Dana Brown

Ms. Irene Paik

Mr. Rolf Sundwall

Mr. David Irving

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	WhiteFiber, Inc. Registration Statement on Form S-1 Filed July 11, 2025 File No. 333-288650

Ladies and Gentlemen:

On behalf of our client, WhiteFiber, Inc. (the “Company”), a Cayman Islands exempted company, and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”) and the rules and regulations promulgated thereunder, we hereby submit in electronic form the responses of the Company to comments received from the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter dated July 22, 2025 (the “Comment Letter”).

Concurrently with the submission of this letter, the Company has filed Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). The Registration Statement reflects the response of the Company to the Comment Letter. The discussion below is presented in the order of the comments received from the Staff. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement. For your convenience, reference in the responses to page numbers are to where they appear in the Registration Statement and to the prospectus contained therein.

Registration Statement on Form S-1

Certain Material United Stated Federal Income Tax Considerations, page 135

1.	It appears that the tax opinion filed as Exhibit 8.1 to the registration statement is a short-form opinion. If true, please revise your disclosure in this section to clearly identify each material tax consequence being opined upon, set forth the opinion as to each identified tax item, and set forth the basis for the opinion, stating clearly that the disclosure is the opinion of the named counsel. Please also revise the tax opinion filed as Exhibit 8.1 to clarify that the statements relating to material United States Federal income tax consequences are the opinion of counsel rather than an "accurate summary." Finally, please revise this heading, the preceding heading, and the body of this section to remove the word "certain" from "certain material" income tax consequences. Refer to Section III.C of Staff Legal Bulletin No. 19 (CF).

Response No. 1: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on Page 136 of the Registration Statement. The Company has also filed an updated tax opinion as Exhibit 8.1 to the Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact the Company’s counsel, Laura Katherine Mann, at laurakatherine.mann@whitecase.com, or by telephone at (713) 496-9695.

Very truly yours,

/s/ Laura Katherine Mann
Laura Katherine Mann, Partner White & Case LLP

cc (by e-mail):

Mr. Sam Tabar, sam@bit-digital.com

Jeeho Lee, O’Melveny & Myers LLP, jeeholee@omm.com

David Ni, O’Melveny & Myers LLP, dni@omm.com

Erica Hogan, White & Case LLP, erica.hogan@whitecase.com

Bryson Manning, White & Case LLP, bryson.manning@whitecase.com